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May 5, 2016

VIA EDGAR AND ELECTRONIC MAIL

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Support.com, Inc.
Revised Preliminary Proxy Statement (the “Proxy Statement”)
Filed on May 4, 2016
Filed by VIEX Opportunities Fund, LP – Series One, et al
File No. 001-37594

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated May 5, 2016 (the “Staff Letter”) with regard to the above-referenced matter.  We have reviewed the Staff Letter with our client, VIEX Capital Advisors, LLC and the other participants in its solicitation (collectively, “VIEX”), and provide the following responses on VIEX’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Cover Letter

1.
We note your response to the first bullet point in prior comment 1. We disagree that you have provided sufficient support for your assertion. Please confirm that you will not make the assertion in future filings.

VIEX acknowledges the Staff’s comment and has revised its disclosure accordingly. Please see the Cover Letter and page 14 of the Proxy Statement. VIEX confirms that it will not make the assertion in future filings.

2.
We note your response to the second bullet point in prior comment 1 and we reissue our comment. Our comment sought support for your implication that the current board is not attempting to maximize value for all stockholders:

VIEX acknowledges the Staff’s comment and has revised its disclosure accordingly. Please see page 9 of the Proxy Statement.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

May 5, 2016

3.
We note your response to the third bullet point in prior comment 1 and we reissue our comment. We do not believe you have provided sufficient support for your disclosure. We note that, in your response, you describe the company consideration of a settlement proposal you made prior to October 29, 2015, which suggests the company evaluated your proposal instead of disregarding it. It is also unclear how the adoption of a stockholders rights plan or the amendment of the company’s bylaws, each in a possible reaction to your accumulation of shares, shows disregard for stockholders’ input.

VIEX acknowledges the Staff’s comment and has revised its disclosure accordingly. Please see page 9 of the Proxy Statement.

4.
We reissue the first bullet point in prior comment 2 as it related to your assertion about the company’s “history …of poor corporate governance.” Given your assertion that the company has a history of poor corporate governance, your support should include such history, possibly extending back beyond the company’s possible reaction to your accumulation of shares. Also, your belief that the company’s corporate governance is poor is not supported in your response; rather, your dislike for the company’s actions is addressed.

VIEX acknowledges the Staff’s comment and has revised its disclosure accordingly. Please see the Cover Letter of the Proxy Statement.

*     *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Sincerely,

/s/ Aneliya S. Crawford

Aneliya S. Crawford

cc:           Eric Singer, VIEX Capital Advisors, LLC
Steve Wolosky, Olshan Frome Wolosky LLP